Exhibit 12.1

Univest Corporation of Pennsylvania

Computation of Consolidated Ratios of Earnings to Fixed Charges

	Nine Months Ended September 30, 2017	Years Ended December 31,
(Dollars in thousands)		2016	2015	2014	2013	2012
Ratio of earnings to fixed charges:
Excluding Interest Paid on Deposits:
Earnings before income taxes (1)	$46,385	$23,386	$37,026	$29,679	$26,885	$26,423
Combined fixed charges:

Interest expense on borrowed funds	6,408	5,167	2,058	32	531	1,536

Total fixed charges (2)	6,408	5,167	2,058	32	531	1,536

Earnings before income taxes and fixed charges (1)	$52,793	$28,552	$39,084	$29,711	$27,416	$27,959

Ratio of earnings to fixed charges	8.24x	5.53x	18.99x	928.47x	51.63x	18.20x

Including Interest Paid on Deposits:
Earnings before income taxes (1)	$46,385	$23,386	$37,026	$29,679	$26,885	$26,423
Combined fixed charges:
Interest expense on deposits	7,720	7,215	6,007	3,964	4,586	6,638
Interest expense on borrowed funds	6,408	5,167	2,058	32	531	1,536

Total fixed charges (2)	14,128	12,382	8,065	3,996	5,117	8,174

Earnings before income taxes and fixed charges (1)	$60,514	$35,768	$45,091	$33,675	$32,002	$34,597

Ratio of earnings to fixed charges	4.28x	2.89x	5.59x	8.43x	6.25x	4.23x

(1)	Represents consolidated income from continuing operations before income taxes plus fixed charges.
(2)	Fixed charges represent interest expense, including interest credited on deposits products where indicated, and amortization of bond issue costs.